March 9, 2007

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: New Century Portfolios
SEC File No. 811-5646

Ladies and Gentlemen:

I am the officer designated by New Century Portfolios (the “Trust”) to make the necessary filings as required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Pursuant to the requirements of Rule 17g-1 under the 1940 Act, attached for filing please find the following materials:

1. A copy of the Financial Institution Investment Company Asset Protection Bond No. 81906652 with Federal Insurance Company (the “Fidelity Bond”) in the amount of $750,0000, naming the Trust as the insured (attached as EX99-1); and

2. A certificate of the Secretary attesting to the accuracy of the resolutions approved by Unanimous Consent of the Board of Trustees of the Trust, including a majority of the Board of Trustees who are not “interested persons” of the Trust (as that term is defined in the 1940 Act), approving the form and amount of the Fidelity Bond (attached as EX99-2).

The total premium for the Fidelity Bond was $2,500; such premium was paid for the coverage period beginning at 12:01 a.m. on January 31, 2007 and ending at 12:01 a.m. on January 31, 2008.

Should you have any questions, or desire additional information, do not hesitate to contact me directly at (781) 235-7055.

Sincerely
/s/ Nicole M. Tremblay
Nicole M. Tremblay, Esq.
Chief Compliance Officer and Secretary

NEW CENTURY PORTFOLIOS - CAPITAL • BALANCED • OPPORTUNISTIC • INTERNATIONAL • ALTERNATIVE STRATEGIES • MONEY MARKET
40 WILLIAM SREET, SUITE 100, WELLESLEY, MA 02481 781-235-7055 888-639-0102 FAX 781-235-1905